Exhibit 99.1

ANNOUNCEMENT TO THE MARKET

Itaúsa and Itaú Unibanco again selected as components of the Dow Jones Sustainability World Index 2018/2019 (DJSI)

Itaúsa – Investimentos Itaú S.A. and Itaú Unibanco Holding S.A. are pleased to announce that they have once more been selected as components of the Dow Jones Sustainability World Index (DJSI) portfolio for the 2018/2019 period. The new portfolio is made up of 317 companies from 30 countries in the Americas, Europe, Asia, Africa and Oceania. Only seven of these companies are Brazilian.

Over the period of their participation in the Dow Jones Sustainability Index, Itaú Unibanco and Itaúsa have been able to record important achievements:

Itaú Unibanco

•	The only Latin American bank to be a component of the index since its launch in 1999 (19th consecutive year);
•	In this latest version, recorded the best score for the Banking Sector in the criteria: Environmental Reporting, Tax Strategy, Financial Stability and Systemic Risk’, Financial Inclusion, Corporate Citizenship and Philanthropy and Social Reporting.

Itaúsa

•	A component of the index for the 15th year;
•	Reached the highest score in the sector for the criteria: Tax Strategy, Financial Stability and Systemic Risk, Environmental Reporting, Social Reporting, Corporate Citizenship and Philanthropy and Financial Inclusion.

DJSI is made up of shares in companies of recognized corporate sustainability meaning that they are companies able to create long-term value for their shareholders, maximize business opportunities and also manage the business risks related to economic, environmental, social and cultural factors. In other words, the index focuses principally on the quality of the management of the company which should make transparency, corporate governance and sustainability.

Since its inception in January 1999, the DJSI has become an important benchmark for asset managements which use this index for adopting investment decisions and offering diversified products to their clients. Such decisions are based on the shares of those companies comprising the DJSI and having a recognized commitment to social, environmental and cultural development.

The index is reviewed annually based on a questionnaire sent to the companies and on publicly available information. The survey covered the 2,500 largest companies by market capitalization in the Dow Jones Global Index, representing 60 business sectors. Only the 10% best classified companies from each sector in the sustainability ranking are selected to make up the index. Selection is based on the analysis of items with respect to company economic, social and environmental performance.

In addition, Itaúsa and Itaú Unibanco have been selected for inclusion in the Dow Jones Sustainability Emerging Markets Index portfolio.

Participation in the Dow Jones index reflects the long-term commitment of both Itaúsa and Itaú Unibanco to the ethical conduct of the business, transparency, legal compliance, corporate governance and value creation shared with employees, clients, shareholders and society. We believe that this commitment is a critical factor in maintaining our engagement with sustainable performance over the next few years.

São Paulo, September 14, 2018.

ALFREDO EGYDIO SETUBAL	ALEXSANDRO BROEDEL
CEO and Investor Relations Officer	Group Executive Finance Director and Head of Investor Relations
ITAÚSA – INVESTIMENTOS ITAÚ S.A.	ITAÚ UNIBANCO HOLDING S.A.